UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2017
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated September 14, 2017, announcing that the Company has adjusted the conversion price related to its outstanding convertible notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date:	September 15, 2017	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Adjustment of Conversion Price on Convertible Notes

Press release from Ship Finance International Limited, September 14, 2017.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced that the Company has adjusted the relevant conversion price related to its outstanding convertible notes as indicated below. The adjustment is done pursuant to the relevant loan agreement, as a consequence of Ship Finance’s declaration of a dividend of USD 0.35 per share, and the shares of the Company trading ex-dividend on the New York Stock Exchange as of today.

Senior Unsecured Convertible Notes
Issuer: Ship Finance International Limited
Issue amount: USD 225,000,000
Issue date: October 5, 2016
Maturity: October 15, 2021
Coupon: 5.75%
Conversion Rate, as adjusted: 59.5336* (September 14, 2017)
ISIN: US G81075AF39

Senior Unsecured Convertible Notes
Issuer: Ship Finance International Limited
Issue amount: USD 350,000,000
Outstanding amount: USD 184,202,000
Issue date: January 30, 2013
Maturity: February 1, 2018
Coupon: 3.25%
Conversion Price, as adjusted: USD 13.5535* (September 14, 2017)
ISIN code: US G81075AE63

*Subject to consent by the trustee

September 14, 2017

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda